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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  5

Name of Issuer:  Envirodyne Industries, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:   294-037-205

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  James D. Bennett, Bennett Management Corporation, 2 Stamford
  Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901;
                         (203) 353-3101

     (Date of Event which Requires Filing of this Statement)

                        February 20, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 294-037-205

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett     ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         318,871

8.  Shared Voting Power:

         862,011

9.  Sole Dispositive Power:

         318,871

10. Shared Dispositive Power:

         862,011

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,180,882

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         8.12%

14. Type of Reporting Person

         IN














































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CUSIP No. 294-037-205

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Restructuring Capital Associates, L.P.   13-3526880

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         862,011

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         862,011

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         862,011

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         5.93%

14. Type of Reporting Person

         PN (IA)














































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CUSIP No. 294-037-205

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Restructuring Fund, L.P.   13-3526877

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         862,011

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         862,011

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         862,011

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.93%

14. Type of Reporting Person

         PN














































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Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Bennett is deemed to

beneficially own 1,180,882 shares of common stock of the Company.

Of that amount 862,011 shares are held by the Partnership and

318,871 shares are held by Bennett Offshore, over each of which

Mr. Bennett has investment discretion.  RCA has investment

discretion over the Partnership.  The funds for the purchase of shares held by the Partnership and Bennett Offshore came from the working capital of each.  All the transactions in the shares of common stock of the Company held by the Partnership and the

Offshore Fund were effected in open market transactions.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Bennett is deemed to be

the beneficial owner of 1,180,882 shares of common stock of

the Company.  The Partnership holds 862,011 shares and

Bennett Offshore holds 318,871 shares.  Mr. Bennett is

deemed to beneficially own all shares held by the

Partnership and Bennett Offshore.  RCA is deemed to

beneficially own all shares held by the Partnership.  Based




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on the Company's latest 10-Q, there were a total of

14,545,107 outstanding shares of common stock as of November

8, 1996.  Therefore, Mr. Bennett is deemed to beneficially

own 8.12% of the outstanding shares, and each of RCA and the

Partnership is deemed to beneficially own 5.93% of the

outstanding shares.  Mr. Bennett has the power to vote,

direct the vote, dispose of or direct the disposition of all the shares that are held by the Partnership and Bennett

Offshore.  RCA has the power to vote, direct the vote,

dispose of or direct the disposition of all shares that are

held by the Partnership.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Company's

common stock that were effected by Mr. Bennett, RCA and the

Partnership since the most recent filing on Schedule 13D is

filed herewith as Exhibit A.
















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Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.


February 26, 1997
_________________
    Date

                           /s/ James D. Bennett
                           ____________________
                           James D. Bennett


                           RESTRUCTURING CAPITAL ASSOCIATES, L.P.

                           By: Bennett Capital Corporation,
                               General Partner


                           By: /s/ James D. Bennett
                               _____________________________
                                  James D. Bennett, President


                           BENNETT RESTRUCTURING FUND, L.P.

                           By: Restructuring Capital Associates,
                                 L.P., General Partner

                           By: Bennett Capital Corporation,
                               General Partner


                           By: /s/ James D. Bennett
                              __________________________
                              James D. Bennett, President














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75252000.AY3



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                                                      Exhibit A

                              Daily Transactions


                       Number of Shares        Price
          Date         Bought or (Sold)      Per Share             Value
          ____         ________________      _________             _____

         1/23/97             (145,000)         $6.81          $988,141.76

         2/20/97             (100,000)         $6.84          $684,326.97










































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